

February 7, 2011

Thomas M. Friel
Station Casinos LLC
1505 South Pavilion Center Drive
Las Vegas, Nevada 89135

> **Re: Station Casinos LLC**
> **Amendment No. 1 to Form 10**
> **Filed January 20, 2011**
> **File No. 000-54193**

Dear Mr. Friel:

We have reviewed Amendment No. 1 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 5 of our letter dated December 10, 2010. In response to our comment, you state that "securities pursuant to the Rights Offering will be exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof and Section 506 of Regulation D promulgated under the Securities Act." We note that you have not filed a Form D. Please advise. Additionally, please explain why your disclosure does not constitute a general solicitation for the rights offering. Further, please advise whether all parties that may participate in the rights offering have already committed to purchase the non-voting units such that the sale of the non-voting units is complete. Please explain when these parties committed to purchase the non-voting units and whether there are any limitations on their obligation to purchase the non-voting units. Please advise whether you have entered into a written agreement with these parties. Please advise how the commitment to purchase the non-voting units in the Rights

Offering complies with Section 5 of the Securities Act. Please refer to footnote 391 in Release No. 33-8591 (December 1, 2005) where we clarified that the date of sale of a security is the date of contractual commitment. Please clarify your disclosure on page 5 as appropriate.

2.   We note your response to comment 6 of our letter dated December 10, 2010. Please ensure that you provide an explanation for all terms and descriptions used in your disclosure that may be unclear to investors. For example only, we note your reference to pari-mutuel wagering on page 12 and trade credit on page 35. Please refer to Rule 421 of Regulation C.

3.   As previously noted, we will not clear your Form 10 registration statement until the outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2009 have been resolved.

Restructuring Transactions, page 4

4.   We note your response to comment 7 of our comment letter dated December 10, 2010. Please revise the chart so that it is legible.

Narrative Description of Business, page 6

5.   Please provide support for your statement that Station's target market consists of patrons seeking "higher-than-average payout rates."

Managers, page 21

6.   We note your response to comment 25 of our letter dated December 10, 2010. Please expand your disclosure to clarify whether any of your managers are currently involved in other businesses that are in direct competition with you. Please discuss their fiduciary obligations to you and whether these obligations may conflict with their obligations toward any other entities.

Item 1.A Risk Factors, page 22

7.   We note your statement: "Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Registration Statement. Additional risks and uncertainties that management is not aware of, or that are currently deemed immaterial, may also adversely affect our business." Please revise to clarify that all material risks are presented in this section. It is not appropriate to reference additional risk factors not included in this section or to indicate that existing risks that management deems to be immaterial may, at a later date, be material. All material risk factors should be described and risks that are deemed to be immaterial should not be referenced.

We will regularly pursue new gaming acquisition …, page 26

8.   Please clarify what you mean by the phrase "certain political factors" in the third bullet point.

Item 3. Properties

9.   We note your response to comment 29 of our letter dated December 10, 2010. We reissue our comment. Please provide operating data for the portfolio of properties you intend to acquire. For example, please disclose occupancy rates, average daily rates ("ADR"), and revenue per available room ("RevPar"). Please refer to Item 15 of Form S-11 as a guide.

10.   We note your response to comment 32 of our letter dated December 10, 2010. We were not able to locate your revised disclosure. Please clarify that you intend to acquire the eight additional sites that Station currently owns or leases that are referenced on page 58.

Notes to Condensed Consolidated Financial Statements, page A-4

Note 2. Property and Equipment, page A-8

11.   Please revise your disclosure to include a description of the impaired property and equipment and the facts and circumstances leading to the impairment. Please also disclose the method used to determine fair value of the impaired assets. Refer to ASC 360-10-50-2.

Note 3. Goodwill and Other Intangible Assets, page A-8

12.   Please revise your disclosure to include a description of the facts and circumstances leading to the $60.4 million impairment of goodwill and the method of determining the fair value of the associated reporting unit. Refer to ASC 350-20-50-2.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page C-1

13.   We note that you have changed your determination regarding the use of fresh-start reporting since the filing of your initial Form 10. Please tell us what changes have occurred in the expected post-emergence ownership structure and provide us with the analysis you used to support fresh-start reporting. We refer to ASC 852-10-45-19.

14.   Please revise your disclosure to identify the third party appraiser retained to assist management in valuing Station's assets and liabilities upon emergence from bankruptcy.

Note 3. Pro Forma Adjustments, page C-8

15.   We note that you have eliminated the balance of Other long-term liabilities, net from the pro forma balance sheet. Please explain your basis for eliminating these liabilities upon emergence, given that they are not subject to compromise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Kenneth J. Baronsky, Esq.
    Deborah Ruosch, Esq.
    Milbank, Tweed, Hadley & McCloy LLP
    Via facsimile (213) 629-5063